CORRESPONDENCE
August 18, 2010
Mr. Marc Thomas
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:     Federal Home Loan Bank of Seattle
Extension Request
FHLB Seattle
Form 10-K
Filed March 23, 2011
Form 10-Q
Filed May 12, 2011
Form 10-Q
Filed August 11, 2011
File No. 000-51406

Dear Mr. Thomas,
This letter is to confirm our request for an extension to the date of submission of our response to your letter dated August 12, 2011, from August 26, 2011 to September 9, 2011.
Thank you for your consideration. This extension will permit us to fully and properly respond to the points raised in your letter.
Sincerely,

/s/ Christina J. Gehrke

Christina J. Gehrke
Federal Home Loan Bank of Seattle
Chief Accounting and Administrative Officer